

May 11, 2020

Ann Marie Sastry, Ph.D
Chief Executive Officer
Amesite Operating Company
205 East Washington Street, Suite B
Ann Arbor, MI 48104

      Re: Amesite Operating Company
          Draft Registration Statement on Form S-1
          Submitted April 14, 2020
          CIK No. 0001807166

Dear Dr. Sastry:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Propectus Summary, page 1

1.   Please provide prominent disclosure that the current Amesite, Inc. ("Amesite Parent") no longer has a class of securities publicly registered or a public reporting obligation, as it filed a Form 15 on February 18, 2020 to terminate its registration under Section 12(g) of the Securities Exchange Act of 1934. Further, please clarify the subsequent current reports filed on Form 8-K by Amesite, Inc. were filed voluntarily.

2. Please provide a more detailed description of your reorganization transaction and describe the material terms of the underlying Agreement and Plan of Merger and Reorganization. In particular, please clarify the purpose and effect of the reorganization, including why you chose to deregister the common stock of Amesite Parent and whether there will be any change in stockholders' rights or number of shares outstanding.

Risk Factors
We are an "emerging growth company" and will be able to avail ourselves of reduced disclosure requirements..., page 16

3. You state that you "intend" to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise to clearly indicate, if true, that you have elected to take advantage of this extended transition period and also disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

Capitalization, page 22

4. Please explain to us, and revise your disclosures as necessary to clarify, how the company's capitalization will be impacted by the Reorganization. Also,tell us whether you considered including pro forma equity and per share information on the face of the historical financial statements to reflect the impact of the Reorganization but not the offering.

Business, page 28

5. We note that you have generated revenue of $14,920 for the fiscal year ended June 30, 2019 and much of your business section appears to discuss products and services that you will develop in the future. Please clarify the existing products and services that are currently available in the marketplace and generating revenue. For example, your website references six online classes, six professional certification classes, and two lifestyle classes available. For products, services, or features that are not yet available or still under development, such as your blockchain solutions, please indicate that these products are not yet generating revenue or available for purchase. Similarly, please clarify whether your current customers encompass businesses, universities and colleges and K-12 schools, or whether they represent the markets you are targeting.

Executive Officer and Director Compensation, page 42

6. Your disclosure on pages 42 and 43 indicates that your sole named executive officer, Dr. Sastry, did not receive any equity awards in either fiscal year 2018 or 2019, and your non-employee directors did not receive any compensation for director services in fiscal year 2019. We note, however, that your executive officers and directors were eligible for equity awards under your 2018 Equity Incentive Plan and according to pages F-12 to F-13, equity awards were issued in fiscal year 2019. Please confirm your CEO Dr. Sastry

and your directors did not receive any equity awards in fiscal year 2019 or revise accordingly. Further, please clarify whether any of your non-employee directors were compensated in fiscal year 2019 pursuant to a consulting agreement for services. We note that the Form 10-K for the Amesite, Inc. filed on September 30, 2019 refers to a consulting agreement for your director Richard Ogawa, but you have not disclosed this agreement as a related party transaction.

Underwriting, page 60

7. Please identify your underwriter in your next amendment.

8. Please clarify which "holders" of your common stock are subject to the lock-up agreement. For example, please clarify whether or not non-affiliated current stockholders of Amesite, Inc. common stock would be subject to the lock-up agreement after they receive their Amesite Operating Company shares as part of the reorganization.

Financial Statements
Note 2 - Significant Accounting Policies
Revenue Recognition, page F-8

9. Your policy appears to reflect the adoption of ASC 606 however, we note that this guidance was not in effect for the periods presented. Please revise to include a discussion of ASC 605, which is the revenue recognition policy that applies to the audited financial statements included in the filing.

Recent Sales of Unregistered Securities, page II-2

10. Please revise this section to include sales of unregistered securities for Amesite Parent for the past three fiscal years. We note, for example, references on pages F-11 through F-14 of private sales, shares issued in exchange for services and consulting services, and a private placement offering in 2019. In addition, disclose the exemption from registration you are relying upon for the issuance of the company's shares in the reorganization.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Friedman, Esq.